The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

July 16, 2009

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Response Letter Dated June 23, 2009
File No. 1-34221

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated July 8, 2009 (“Comment Letter”) regarding Form 10-Q filed by us on May 7, 2009 (“Form 10-Q”), SEC file number 1-34221.

Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

Staff Comment

1.	We note in your response to comments 3 and 4 in our letter dated June 17, 2009, that the only variables that affect the settlement amount of the conversion in each case you describe would be inputs to the fair value of a fixed-for-fixed option on equity shares as described in EITF 07-5. Please explain to us in detail how you determined the variables associated with events 7) and 8) are inputs to the fair value of a fixed-for-fixed option on equity shares pursuant to Step 2 of EITF 07-5.

Registrant Response to Staff Comment 1

Events 7) and 8) permit, but do not require us to unilaterally increase the conversion rate (i.e., reduce the conversion price) in certain circumstances. Those events are not “exercise contingencies” as defined in EITF 07-5, so Step 1 of that Issue is not applicable. Additionally, the application of Step 2 of EITF 07-5 to such provisions is explicitly addressed in paragraph 18 of that Issue. This guidance observes that some equity-linked financial instruments permit the issuer to unilaterally modify the terms of the instrument in a manner that benefits the counterparty (e.g., a reduction in the conversion price of a convertible debt instrument) and specifies that such provisions do not affect the determination of whether the instrument (or embedded feature) is considered indexed to an entity’s own stock under Step 2 of EITF 07-5. Based on that guidance, events 7) and 8) did not impact our determination that the conversion option is indexed to our own stock under EITF 07-5.

Staff Comment

2.	We note in your response to comments 3 and 4 in our letter dated June 17, 2009, that the conversion option is not classified in stockholders’ equity, thus you believe the conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133 and do not account for it as a derivative. Paragraph 11(a) of SFAS 133 sets forth that contracts issued or held by an entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position shall not be considered to be derivative instruments. Please tell us where the conversion option is classified, if it is not classified in stockholders’ equity, and explain to us how this meets the scope exception of paragraph 11(a) of SFAS 133.

Registrant Response to Staff Comment 2

We concluded that the embedded conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133 because it is both (1) indexed to our own stock (based on the guidance in EITF 07-5) and (2) would be classified in stockholders’ equity if it were a freestanding instrument (based on the guidance in EITF 00-19). Because the embedded conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133, it would not be accounted for as a derivative if it were a freestanding instrument. As such, the criterion in paragraph 12(c) of SFAS 133 is not met and the embedded conversion option has not been bifurcated from the debt host contract. The convertible debt instrument in its entirety (including the embedded conversion option) is classified as a debt instrument in our consolidated balance sheets and is being accounted for pursuant to the guidance in APB Opinion No. 14, Convertible Debt and Debt Issued with Stock Purchase Warrants.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch Chief Financial Officer

Cc:

Robert J. Mittman, Esq., Blank Rome LLP

KPMG LLP

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